Exhibit 4.10
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
As of September 30, 2022, Energizer Holdings, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is our common stock, par value $.01 per share, or the “common stock”.
Description of Energizer Common Stock
The following is a summary of the material terms of our capital stock and the provisions of our Third Amended and Restated Articles of Incorporation (our “articles of incorporation”) and Fourth Amended and Restated Bylaws (our “bylaws”) as of September 30, 2022 and is subject to and qualified in its entirety by reference to the articles of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. It also summarizes some relevant provisions of the Missouri General and Business Corporation Law, which we refer to as Missouri law or GBCL and is subject to and qualified in its entirety by reference to the GBCL. Since the terms of our articles of incorporation, bylaws, and Missouri law are more detailed than the general information provided below, you should only rely on the actual provisions of those documents and Missouri law.
General
Energizer’s authorized capital stock consists of 310 million shares, of which:
•300 million shares are designated as common stock, par value $.01 per share; and
•10 million shares are designated as preferred stock, par value $.01 per share.
The holders of our capital stock have no preemptive rights to purchase or subscribe for any stock or other securities and have no right to cumulative voting in the election of directors or for any other purpose.
Common Stock
The holders of our common stock are entitled to one vote per share of common stock held by such holder on all matters to be voted on by shareholders, including the election of directors. Generally, all matters on which shareholders vote must be approved by the affirmative vote of the holders of shares constituting a majority of the voting power represented at the meeting and entitled to vote on the subject matter, unless the vote of a greater number of shares is required by our articles of incorporation or bylaws, subject to any voting rights granted to holders of any preferred stock.
Subject to the prior rights of the holders of any shares of preferred stock which later may be issued and outstanding, holders of common stock are entitled to receive dividends as and when declared by us out of legally available funds, and, if we liquidate, dissolve, or wind up Energizer, to share ratably in all remaining assets after we pay liabilities. There are no conversion rights or redemption or sinking fund provisions for the common stock.
We may issue additional shares of authorized common stock without shareholder approval, subject to applicable rules of the NYSE and Missouri law.
Listing
Our shares of common stock are listed on the New York Stock Exchange under the symbol “ENR.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.
Preferred Stock
Under the terms of our articles of incorporation, our board of directors is authorized, subject to limitations prescribed by Missouri law and our articles of incorporation, to issue up to 10 million shares of preferred stock from time to time in one or more series without further action by the holders of our common stock. Our board of directors has the discretion, subject to limitations prescribed by Missouri law and by our articles of incorporation, to determine the designations, preferences, conversion, relative, participating, optional and other rights, voting powers, restrictions, and limitations as to dividends, qualifications and terms and conditions of redemption of each series of preferred stock.
Certain Effects of Authorized but Unissued Stock
We may issue additional shares of common stock or preferred stock without shareholder approval, subject to applicable rules of the NYSE and Missouri law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common stock and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Energizer by means of a proxy contest, tender offer, merger or otherwise.
Limitation on Liability of Directors; Indemnification
Missouri law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors subject to specified exceptions. Our articles of incorporation limit the liability of our directors, officers and employees to Energizer and its shareholders to the maximum extent permitted by Missouri law.
Our articles of incorporation provide that Energizer will indemnify each person (other than a party plaintiff suing on his or her own behalf or in the right of Energizer) who at any time is serving or has served as a director, officer, or employee of Energizer against any claim, liability or expense incurred as a result of such service, or as a result of any other service on behalf of Energizer, or service at the request of Energizer (which request need not be in writing) as a director, officer, employee, member, or agent of another corporation, partnership, joint venture, trust, trade or industry association, or other enterprise (whether incorporated or unincorporated, for-profit or not-for-profit), to the maximum extent permitted by law unless the conduct of such person underlying the proceeding in question has been finally adjudicated to have been knowingly fraudulent, deliberately dishonest or to constitute willful misconduct, or unless Energizer is otherwise prohibited by law from providing such indemnification. Without limiting the generality of the foregoing, Energizer will indemnify any such person (other than a party plaintiff suing on his or her behalf or in the right of Energizer), who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, but not limited to, an action by or in the right of Energizer) by reason of such service or any service on behalf of Energizer while also serving as a director, officer or employee against expenses (including, without limitation, costs of investigation and attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.
We have entered into indemnification contracts with our directors and officers. Pursuant to those agreements, we have agreed to indemnify the directors and officers to the fullest extent permitted by the GBCL. The agreements also provide for the advancement of expenses of defending any civil or criminal action, claim, suit or proceeding against the director or officer and for repayment of such expenses by the director or officer if it is ultimately judicially determined that the director or officer is not entitled to such indemnification.
The inclusion of these provisions in our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, officers and employees and may discourage or deter Energizer or its shareholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Energizer and its shareholders.
Anti-Takeover Provisions in the Energizer Articles of Incorporation and Bylaws
Some of the provisions in our articles of incorporation and bylaws and Missouri law could have the following effects, among others:
•delaying, deferring or preventing a change of control of Energizer;
•delaying, deferring or preventing the removal of our existing management or directors;
•deterring potential acquirors from making an offer to our shareholders; and
•limiting our shareholders’ opportunity to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.
The following is a summary of some of the provisions in our articles of incorporation and bylaws that could have the effects described above.
Directors, and Not Shareholders, Fix the Size of the Board of Directors. Our articles of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our board of directors, but in no event will it consist of less than three nor more than fifteen directors. In accordance with our bylaws our board of directors had fixed the number of directors at eleven.
Directors are Removed for Cause Only. Missouri law provides that, unless a corporation’s articles of incorporation provide otherwise, the holders of a majority of the corporation’s voting stock may remove any director from office. Our articles of incorporation provide that shareholders may remove a director only “for cause” and with the approval of the holders of a majority of Energizer’s voting stock, voting together as a single class, at a special meeting of shareholders called expressly for that purpose (in addition to any required class or other vote).

Board Vacancies to Be Filled by Remaining Directors and Not Shareholders. Any vacancy created by any reason prior to the expiration of the term in which the vacancy occurs will be filled by a majority of the remaining directors, even if less than a quorum. Any replacement director so elected will hold office for a term expiring at the next annual meeting of shareholders held immediately following such person being elected to fill the vacancy, and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.
Shareholders May Only Act by Written Consent Upon Unanimous Written Consent. As required by Missouri law, shareholder action by written consent must be unanimous by all of the shareholders entitled to vote with respect to the subject matter thereof.
Limitations on the Right to Call Special Meetings. Our articles of incorporation and bylaws provide that special meetings may be called by the affirmative vote of holders of a majority of Energizer’s voting stock, in addition to the board of directors or the chairman or president. However, our Secretary is not required to call a special meeting pursuant to a valid request by a shareholder if our board of directors calls an annual or special meeting of shareholders to be held not later than 60 days after the date on which such shareholder request has been delivered to our Secretary or such shareholder request (i) contains an identical or substantially similar item to an item that was presented at any meeting of shareholders held within 120 days prior to the date such shareholder request was delivered to our Secretary, (ii) relates to an item of business that is not a proper subject for action by the party requesting the special meeting of shareholders, (iii) was made in a manner that involved a violation of Regulation 14A under the Exchange Act or (iv) does not comply with the provisions of Article I of our bylaws.
Advance Notice for Shareholder Proposals. Our bylaws contain provisions requiring that advance notice be delivered to Energizer of any business to be brought by a shareholder before an annual meeting and providing for procedures to be followed by shareholders in nominating persons for election to our board of directors. Ordinarily, the shareholder must give notice not less than 90 days nor more than 120 days prior to the date of the annual meeting; provided, however, that in the event that the date of the meeting is more than 30 days before or more than 60 days after such date, notice by the shareholder must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the seventh day following the day on which such notice of the date of the meeting was mailed or on which such public notice was given. The notice must include a description of the proposal, the reasons for the proposal, and other specified matters. Our board of directors may reject any proposals that have not followed these procedures or that are not a proper subject for shareholder action in accordance with the provisions of the bylaws or applicable law.
Missouri Statutory Provisions
Missouri law also contains certain provisions which may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us, including business combination and takeover bid disclosure statutes.
Business Combination Statute. Missouri law contains a “business combination statute” which restricts certain “business combinations” between us and an “interested shareholder,” or affiliates of the interested shareholder, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by our board of directors on or before the date the interested shareholder obtains such status.
The statute also provides that, after the expiration of such five-year period, business combinations are prohibited unless:
•the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, or any affiliate or associate of such interested shareholder, approve the business combination; or
•the business combination satisfies certain detailed fairness and procedural requirements.
A “business combination” for this purpose includes a merger or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and any reclassifications or recapitalizations that generally increase the proportionate voting power of the interested shareholder. An “interested shareholder” for this purpose generally means any person who, together with his or her affiliates and associates, owns or controls 20% or more of the outstanding shares of Energizer’s voting stock.
A Missouri corporation may opt out of coverage by the business combination statute by including a provision to that effect in its governing corporate documents. We have not done so.
The business combination statute may make it more difficult for a 20% beneficial owner to effect other transactions with us and may encourage persons that seek to acquire us to negotiate with our board of directors prior to acquiring a 20% interest. It is possible that such a provision could make it more difficult to accomplish a transaction which shareholders may otherwise deem to be in their best interest.
Takeover Bid Disclosure Statute. Missouri’s “takeover bid disclosure statute” requires that, under some circumstances, before making a tender offer that would result in the offeror acquiring control of us, the offeror must file certain disclosure materials with the Missouri commissioner of securities.